Exhibit 99.1

Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the years ended October 31, 2011 and 2010:

	Year Ended October 31,
Canadian GAAP	2011	2010
Excluding Interest on Deposits	4.21	4.56
Including Interest on Deposits	2.08	2.06

	Year Ended October 31,
U.S. GAAP	2011	2010
Excluding Interest on Deposits	4.22	5.13
Including Interest on Deposits	2.08	2.17

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with Canadian GAAP and U.S. GAAP, for the years ended October 31, 2011 and 2010:

	Year Ended October 31,
Canadian GAAP	2011	2010
Excluding Interest on Deposits	3.70	3.90
Including Interest on Deposits	1.98	1.96

	Year Ended October 31,
U.S. GAAP	2011	2010
Excluding Interest on Deposits	3.71	4.37
Including Interest on Deposits	1.99	2.07